Exhibit (a)(2)

9044 Melrose Avenue

Los Angeles, California 90069

(310) 281-5000

September 26, 2008

Dear Fellow Stockholder:

On behalf of the Board of Directors of Napster, Inc., I am pleased to inform you that Napster has entered into a merger agreement with Best Buy Co., Inc., pursuant to which a subsidiary of Best Buy is commencing a tender offer to acquire all of Napster’s outstanding shares of common stock, including the stock purchase rights associated with the shares, for $2.65 per share in cash, without interest.

After successful completion of the tender offer, any shares of Napster common stock not purchased in the tender offer will be converted into the right to receive $2.65 per share in cash, without interest. The subsidiary of Best Buy that is commencing the tender offer will merge into Napster, with Napster becoming a wholly-owned subsidiary of Best Buy.

Napster’s Board of Directors has (i) unanimously determined that the consummation of the transactions contemplated by the merger agreement are advisable and in the best interests of Napster and its stockholders, and (ii) approved the tender offer, the merger and the form of the merger agreement. Accordingly, Napster’s Board of Directors recommends that Napster stockholders accept the tender offer and tender their shares pursuant to the tender offer, and, if the merger is required to be submitted to a vote of Napster’s stockholders, approve the merger agreement and the transactions the agreement contemplates.

The tender offer is scheduled to expire at 12:00 midnight, Eastern Time, at the end of October 24, 2008, unless extended.

Enclosed is Napster’s solicitation/recommendation statement on Schedule 14D-9. Also enclosed is the offer to purchase, letter of transmittal and related documents from the Best Buy subsidiary commencing the tender offer. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares. We urge you to read these documents and to consider this information carefully before tendering your shares.

If you have any questions, you may contact the information agent for the tender offer, D.F. King & Co., Inc., at (800) 628-8532.

Napster’s directors and management thank you for your support.

Sincerely,

Wm. Christopher Gorog
Chief Executive Officer and Chairman of the Board